UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

16 November, 2012

Commission File Number: 000-54641
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MODERN TIMES GROUP MTG AB (publ)
(Translation of registrant’s name into English)

Skeppsbron 18, P.O. Box 2094, SE-103 13, Stockholm, Sweden
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X     Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___   No   X

If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_Not Applicable_

MTG signs agreements to boost free-TV penetration and further strengthen pay-TV offering in Denmark

Modern Times Group MTG AB (publ.) (‘MTG’ or ‘the Group’), the international entertainment broadcasting group, today announced that it has signed a channel distribution agreement with Boxer TV-Access A/S (‘Boxer’) in Denmark, which will significantly boost the national penetration of MTG’s TV3 and TV3 PULS Danish free-TV channels. The Group also announced that it has signed an agreement with Canal Digital Denmark A/S (‘Canal Digital’) to further strengthen its pay-TV offering in Denmark by adding C More Entertainment AB’s (‘C More’) Canal 8 and Canal 9 pay-TV channels to MTG’s Viasat’s satellite pay-TV platform.

The agreement with digital terrestrial network operator Boxer will make MTG’s TV3 and TV3 PULS free-TV channels available on Boxer’s platform in Denmark from 1 January and 1 July 2013, respectively. This additional distribution will boost the national perceived penetration of TV3 from 67% to approximately 76%, whilst TV3 PULS’ penetration will increase from 46% to approximately 54%. MTG joint venture channel TV 2 Sport will also be made available on Canal Digital’s satellite pay-TV platform in Denmark from 1 January 2013.

TV3 and TV3 PULS will be available in the Boxer “Mini”, “Mix” and “Max” channel packages. TV3 will also be made available to all Boxer subscribers for an introductory period between 1 January and 28 February 2013.

The Canal 8 and Canal 9 channels will be included in MTG’s Viasat satellite pay-TV package in Denmark from 1 January 2013. MTG also has signed an agreement with C More to include these channels in Viasat´s offering on the Waoo! IPTV network from the same date.

TV3 was launched in 1987 and broadcasts a broad range of entertainment programming for the whole family, while TV3 PULS was launched in 2009 to target both men and women within the 15-49 demographic with movies, drama and lifestyle programmes. MTG’s Danish media house, which also includes male-skewed free-TV channel TV3+, had a combined commercial share of viewing of 22.4% in the third quarter of 2012 in the 15-49 demographic, making it the second most viewed media house in Denmark. TV 2 Sport was launched in April 2007 as a joint venture with TV2 Denmark A/S and broadcasts a wide range of premium sports content, including football from the UEFA Champions League, the Barclays Premier League, the Danish Superleague, Danish handball, NHL ice hockey, as well as tennis, golf and other sports rights.

C More’s Canal 8 is a sports channel with content including ATP Tennis and football from Italy’s Serie A and the UEFA Europa League. Canal 9 is a broad based entertainment channel that features selected football from the Danish Superleague, the UEFA Europa League and Spain´s La Liga, as well as movies and TV series.

Jørgen Madsen Lindemann, President and CEO of MTG, commented: “This agreement with Boxer will substantially boost the household penetration of our Danish media house of free-TV channels. This will result in higher viewing and advertising market shares, as well as additional carriage fees for our free-TV business. This is a major change for us and follows similar developments in the past in both Sweden and Norway. Not only does it significantly enhance our competitive position but also ensures that even more viewers will get access to our free-TV entertainment channels.”

“At the same time, the inclusion of the additional third party channels in our Viasat satellite and IPTV offerings also further strengthens our premium pay-TV offering and consolidates our position as the number one provider of premium sports, TV series and movie content in Denmark.”

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MODERN TIMES GROUP MTG AB (publ) (Registrant)

Date:	16 November, 2012	By:	/s/ Matthew Hooper
			Name:	Matthew Hooper
			Title:	Head of Corporate Communications & Planning